Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM TO HOST CONFERENCE CALL
FRIDAY, NOVEMBER 6, 2009 AT 10:00 A.M. (ET)

– Management to discuss third quarter financial results –

LAVAL, Québec (October 29, 2009) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it will host a conference call on Friday, November 6, 2009 at 10:00 a.m. (ET) to discuss its third quarter 2009 financial results. Labopharm will report its third quarter 2009 financial results via news release before the markets open the same day.

To access the conference call by telephone, dial 416-644-3422 or 1-877-974-0448. Please connect approximately 15 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay until Friday, November 13, 2009 at midnight. To access the archived conference call, dial 416-640-1917 or 1-877-289-8525 and enter the reservation number 4171872#.

A live audio webcast of the conference call will be available at www.labopharm.com. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. The Company's second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the U.S. by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Joe Racanelli
Tel: (514) 844-7997
jracanelli@equicomgroup.com